SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO RULES 13d-1(b)(c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                                  APACHE CORP.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    037411105
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(x) Rule 13d-1(b)
( ) Rule 13d-(c)
( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 9 Pages

CUSIP No. 037411105                    13G                     Page 2 of 9 Pages


1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        College Retirement Equities Fund
        I.R.S. #13-6022-042


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ( )
                                                           (b) (X)
        See Exhibit A Attached

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.   SOLE VOTING POWER            5,275,024

         6.   SHARED VOTING POWER          None

         7.   SOLE DISPOSITIVE POWER       None

         8.   SHARED DISPOSITIVE POWER     5,275,024 (shared with its
         investment adviser, TIAA-CREF Investment Management, LLC)


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,275,024

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                            (  )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        5.396%

12.      TYPE OF REPORTING PERSON*

                        IV

                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 037411105                     13G                  Page 3 of 9 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         TIAA Separate Account VA-1
         I.R.S. #13-1624203


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ( )
                                                            (b) (X)
         See Exhibit A Attached

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.   SOLE VOTING POWER            10,300

         6.   SHARED VOTING POWER          None

         7.   SOLE DISPOSITIVE POWER       None

         8.   SHARED DISPOSITIVE POWER     10,300
         (shared with its investment adviser, Teachers Advisors, Inc.)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        10,300

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                            (  )


11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        0.010%

12.     TYPE OF REPORTING PERSON*

                        IV


                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  037411105                     13G                  Page 4 of 9 Pages


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         TIAA-CREF Life Funds
         I.R.S. #13-4025227

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ( )
                                                            (b) (X)
         See Exhibit A Attached

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.   SOLE VOTING POWER            500

         6.   SHARED VOTING POWER          None

         7.   SOLE DISPOSITIVE POWER       None

         8.  SHARED DISPOSITIVE POWER      500
         (shared with its investment adviser, Teachers Advisors, Inc.)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        500

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                           (  )


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        0.001%

12.      TYPE OF REPORTING PERSON*

                        IV


                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 5 of 9 Pages

Item 1(a).           NAME OF ISSUER:

                     APACHE CORP.

Item 1(b).           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     200 Post Oak Boulevard
                     Houston, TX  77056-4400

Item 2(a).           NAME OF PERSON FILING:
                     (1)  College Retirement Equities Fund ("CREF")
                     (2)  TIAA Separate Account VA-1 ("VA-1")
                     (3)  TIAA-CREF Life Funds ("Life Funds")

Item 2(b).           ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                     (1)  CREF -     730 Third Avenue
                                     New York, N.Y.  10017
                     (2)  VA-1 -     730 Third Avenue
                                     New York, N.Y.  10017
                     (3)  Life       730 Third Avenue
                          Funds -    New York, N.Y. 10017

Item 2(c).           CITIZENSHIP:
                     (1)  CREF - Incorporated in New York
                     (2)  VA-1 - Established in New York
                     (3)  Life Funds - Incorporated in Delaware

Item 2(d).           TITLE OF CLASS OF SECURITIES:
                     Common Stock

Item 2(e).           CUSIP NUMBER:  037411105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)   ( )    Broker or dealer registered under Section 15 of the
             Exchange Act.
(b)   ( )    Bank as defined in Section 3(a)(6) of the Exchange Act. (c) ( )
             Insurance company as defined in Section 3(a)(19) of the
             Exchange Act.
(d)   (x)    Investment Company registered under Section 8 of the
             Investment Company Act.
(e)   ( )    An investment adviser in accordance with Rule 13d-
             1(b)(1)(ii)(E);
(f)   ( )    An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F);
(g)   ( )    A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G);
(h)   ( )    A savings association as defined in Section 3(b) of the
             Federal Deposit Insurance Act;

                                                              Page 6 of 9 Pages

(i)   ( )    A church plan that is excluded from the definition of an
             investment company under Section 3(c)(14) of the
             Investment Company Act;
(j)   (x)    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )


Item 4.      OWNERSHIP.

(1)   COLLEGE RETIREMENT EQUITIES FUND
      (a)     Amount Beneficially Owned:  5,275,024
      (b)     Percent of Class:  5.396%
      (c) The Board of Trustees of CREF, an investment company, has sole power to vote 5,275,024 shares of common stock and authority to direct the disposition of the 5,275,024 shares of common stock. TIAA-CREF Investment Management, LLC, CREF's investment adviser, is authorized to sell the 5,275,024 shares on behalf of CREF in its discretion, subject to the ultimate authority of the CREF Board of Trustees.

(2)   TIAA SEPARATE ACCOUNT VA-1
      (a)     Amount Beneficially Owned:  10,300
      (b)     Percent of Class:  0.010%
      (c) The management committee of VA-1, an investment company, has sole power to vote 10,300 shares of common stock, and authority to direct the disposition of the 10,300 shares of common stock. Teachers Advisors, Inc., VA-1's investment adviser, is authorized to sell the 10,300 shares on behalf of VA-1 in its discretion, subject to the ultimate authority of the VA-1 Management Committee.

(3)   TIAA-CREF LIFE FUNDS
      (a)     Amount Beneficially Owned:  500
      (b)     Percent of Class:  0.001%
      (c) The Board of Trustees of the 500, an investment company, has sole power to vote 500 shares of common stock, and authority to direct the disposition of the 500 shares of common stock. Teachers Advisors, Inc., the Fund's investment adviser, is authorized to sell the shares on behalf of the Mutual Funds in its discretion, subject to the ultimate authority of the Mutual Funds Board of Trustees.

                                                              Page 7 of 9 Pages


Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
             PERSON.
                             Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                             Not Applicable

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP.

             See attached Exhibit A.

Item 9.      NOTICE OF DISSOLUTION OF GROUP:             Not Applicable

Item 10.     CERTIFICATION.
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999

                                    COLLEGE RETIREMENT EQUITIES FUND


                                    By:  /s/ Peter C. Clapman
                                         -------------------------------
                                         Peter C. Clapman
                                         Senior Vice President and Chief
                                         Counsel, Investments

                                                         Page 8 of 9 Pages

                                    TIAA SEPARATE ACCOUNT VA-1


                                    By:  /s/ Peter C. Clapman
                                         -------------------------------
                                         Peter C. Clapman
                                         Senior Vice President and Chief
                                         Counsel, Investments

                                    TIAA-CREF LIFE FUNDS


                                    By:  /s/ Peter C. Clapman
                                         -------------------------------
                                         Peter C. Clapman
                                         Senior Vice President and Chief
                                         Counsel, Investments

                                                              Page 9 of 9 Pages

                                    EXHIBIT A

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            ---------------------------------------------------------



College Retirement Equities Fund - IV
TIAA Separate Account VA-1 - IV
TIAA-CREF Life Funds - IV


The College Retirement Equities Fund, TIAA Separate Account VA-1 and TIAA-CREF Life Funds (the "Reporting Persons") are filing as a group because CREF's investment adviser, TIAA-CREF Investment Management, LLC, is affiliated and employs some of the same investment personnel as Teachers Advisors, Inc., the investment adviser for TIAA Separate Account VA-1 and TIAA-CREF Life Funds. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person, where the purpose of the group is to acquire control of or influence management of the issuer.